UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-51297

CUSIP NUMBER 86707Q 10 7

(Check One):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable.

Part I—Registrant Information

Full Name of Registrant: T Bancshares, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 16000 Dallas Parkway

City, State and Zip Code: Dallas, Texas 75248

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

T Bancshares, Inc. (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis with the Company’s wholly-owned subsidiary, T Bank, N.A. (the “Bank”) as “we”, “our” or “us”) is not able to file a timely Quarterly Report on Form 10-Q for the period ended March 31, 2011 (the “2011 1Q Form 10-Q”) by the prescribed due date because the quarterly financial statements of the Company and the Bank have not been completed.  The Bank has recently become aware that the accounting software system utilized by the Bank in the administration of its collective investment funds erroneously reported duplications of portions of actual dividend income received, resulting in a partial over-accrual and overstatement of  dividend income to some of the collective investment funds.  The Bank has resolved the issue prospectively.  Concurrently, the Bank, with the assistance of its outside advisors, is researching and evaluating the extent that such reporting variance and over-accrual may have impacted the value of each collective investment fund.

The Company expects that the extent of the impact to the Bank’s and the Company’s financial statements will be limited to the net income of each as well as the possible establishment of a reserve in order to correct the value of the collective investment funds.  It is unknown at this time what the magnitude of these possible accounting errors might be on the Bank’s and the Company’s financial statements for the quarter ended March 31, 2011 or whether these possible accounting errors might require a restatement of the Bank’s and the Company’s financial statements for periods prior to the quarter ended March 31, 2011.  Completion of the review and analysis necessary to make such determinations cannot be made prior to the deadline for filing the 2011 1Q Form 10-Q without unreasonable effort or expense; accordingly, the subject report cannot be completed and filed prior to such deadline without unreasonable effort or expense.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification

Patrick Howard	(972)	720-9000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

T Bancshares, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2011	By: /S/ Patrick Howard
Patrick Howard
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).